FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2006

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press release dated April 28, 2006 and voting results from the Annual Meeting of Shareholders held on April 28, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: May 1, 2006

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports First Quarter Results for 2006 at Annual Shareholders' Meeting

Calgary, Alberta – April 28, 2006 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, today reported its first quarter financial results at its 2006 Annual Meeting of Shareholders. Revenues for the three months ended March 31, 2006 were $673,000 as compared to $477,000 for the same period in FY2005. The net loss for the period was $(180,000) or $(0.02) per share as compared to a net loss of $(375,000) or $(0.04) per share for the same period in FY2005.

The Company reported a working capital surplus of $3,088,000 as at March 31, 2006 of which cash comprised $2,224,000. During the quarter, the Company concluded a convertible note financing for $1,000,000. As at the quarter end, the balance sheet reflects a net balance of $504,000 since $496,000 has been allocated to the calculated fair value of issuing 400,000 warrants as part of the transaction.

All proposed motions were carried at the Shareholders' Meeting, including the election of directors.

In reviewing the current status of the Company, David Gallagher, President of QSound Labs, noted the following:-

"The Company continues to strategically focus on marketing its audio technology solutions to the mobile device market. The initial design wins in the smartphone segment and perhaps, more significantly, the decisions to continue using microQ in future phone models by MITAC  and BenQ, have validated the Company's technology for this market."

- more -

"The second phase of the strategy, which was to align the Company with the major mobile device platform providers and semiconductor companies, is still a work-in-progress but is poised for success in 2006.  Of our existing platform licensees, only UTStarcom is shipping microQ-enabled product at this time. Our other major licensees have had product samples of their microQ-enabled platforms available since last year and are now well positioned for customer orders. Specifically, Broadcom's recent announcements regarding the microQ enabled BCM2133 Edge/GPRS based platform and their next generation BCM2152 HSDPA/WCDMA based platform are very encouraging. Additionally, management expects that the first microQ enabled phones powered by Qualcomm's chipsets, which offer microQ technology branded as QConcert & QAudioFX, will be available in the second half of 2006."

"During the first quarter, the Company completed its first license for its new IP voice chat/conferencing software solution, for which the Company received a lump sum payment from a major video game manufacturer."

In conclusion, Mr. Gallagher stated: "As reported previously, gaining traction in the mobile marketplace is more of a marathon than a sprint, however the efforts of the past few years are beginning to show results and we thank our shareholders for their patience and understanding."

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in 2006 of revenues from microQ shipments, including Broadcom and Qualcomm microQ-enabled chipsets.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with successful distribution of QSound-enabled products by licensees, loss of relationships with companies that do business with QSound, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of multimedia usage in the mobile devices market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2006 and December 31, 2005
(Expressed in United States dollars under United States GAAP)

	March 31, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 2,223,655	$ 1,222,729
Accounts receivable (net)	912,933	401,524
Note receivable	26,442	82,648
Inventory	37,252	40,438
Deposits and prepaid expenses	112,404	76,146
	3,312,686	1,823,485

Note receivable	57,784	–
Property and equipment	588,860	670,635
Deferred development costs	236,865	271,879
Intangible assets	155,073	155,445

	$ 4,351,268	$ 2,921,444

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued Liabilities	$ 181,163	$ 285,786
Deferred Revenue	40,483	45,011
	221,646	330,797

Convertible loan (net)	504,088	–

	725,734	330,797

Shareholders' equity
Share capital (8,437,585 common shares)	47,106,809	46,181,113
Warrants	1,781,336	1,502,331
Contributed Surplus	1,452,558	1,442,408
Deficit	(46,715,169)	(46,535,205)
	3,625,534	2,590,647

	$ 4,351,268	$ 2,921,444

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the three month periods ended March 31, 2006 and 2005
(Expressed in United States dollars under United States GAAP)

	2006	2005
	(unaudited)	(unaudited)
REVENUE
Royalties, licenses and engineering fees	$ 592,717	$ 337,648
Product sales	81,053	139,096
	673,770	476,744

Cost of product sales	8,074	46,806
	665,696	429,938

EXPENSES:
Marketing	201,565	230,974
Operations	35,877	43,230
Product engineering	215,632	227,025
Administration	222,970	192,601
Foreign exchange loss (gain)	8,687	1,971
Depreciation and amortization	163,288	101,684
	848,019	797,485

Loss before other items	(182,323)	(367,547)

OTHER ITEMS
Interest and other income	7,662	11,453
Interest on convertible loan	(425)	–
Convertible loan amortization	(543)	–
Other	–	(3,168)
	6,694	8,285

Loss before taxes	(175,629)	(359,262)
Foreign withholding tax	(4,335)	(15,885)

Net loss for the period	(179,964)	(375,147)
Deficit, beginning of period	(46,535,205)	(43,903,626)
Deficit, end of period	$ (46,715,169)	$ (44,278,773)

Loss per common Share (basic and diluted)	$ (0.02)	$ (0.04)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2006 and 2005
(Expressed in United States dollars under United States GAAP)

	2006	2005
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Loss for the period	$ (179,964)	$ (375,147)
Items not requiring (providing) cash:
Depreciation and amortization	163,288	101,684
Stock based compensation	71,981	22,037
Convertible loan amortization	543	–
Changes in working capital balances	(653,632)	(249,903)
	(597,784)	(501,329)

FINANCING
Issuance of common shares, net	646,415	17,859
Issuance of warrants	496,455	–
Convertible loan (net)	503,545	–
	1,646,415	17,859

INVESTMENTS
Note receivable	(1,578)	–
Purchase of property and equipment	(9,422)	(82,654)
Purchase of deferred development costs	(23,080)	–
Purchase of intangible assets	(13,625)	(14,890)
	(47,705)	(97,544)

Increase (decrease) in cash	1,000,926	(581,014)
Cash and cash equivalents beginning of period	1,222,729	3,327,543

Cash and cash equivalents end of period	$ 2,223,655	$ 2,746,529

QSOUND LABS, INC.

REPORT OF MATTERS VOTED ON AND OUTCOME OF VOTING

ANNUAL MEETING OF SHAREHOLDERS

APRIL 28, 2006

This report sets out a description of each matter voted on at the Annual Meeting of shareholders of QSound Labs, Inc. ("Company") held in Calgary, Alberta on April 28, 2006 and the outcome of voting.

1.

Description of Matter

Appointment of Grant Thornton LLP, as auditors of the Company to hold office until the next annual general meeting or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.

Outcome of Voting

Approved.

2.

Description of Matter

Election of David J. Gallagher, M. Patty Chakour, Stanley E. McDougall and D. Tony Stelliga as directors of the Company to hold office until the next annual meeting of the Company.

Outcome of Voting

Approved.

3.

Description of Matter

Approval of Option Plan for Employees.

Outcome of Voting

Approved.

4.

Description of Matter

Approval of Option Plan for Independent Directors

Outcome of Voting

Approved.

5.

Description of Matter

Approval of the grants of the following options to outside directors for services since the last meeting of shareholders and to an employee:

Name	Date of Grant	No. of Options Granted	Exercise Price	Market Price on date of Grant	Expiry Date
M. Patty Chakour	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
Stanley E. McDougall	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
D. Tony Stelliga	June 29, 2005	10,000[1]	$3.57 U.S.	$3.57 U.S.	June 29, 2010
Shawn Richards	November 9, 2005	100,000[2]	$2.40 U.S.	$2.40 U.S.	November 9, 2015 [3]

1 Subject to shareholder approval, the options vest at the rate of 2500 on each of: July 29, 2005; October 29, 2005; January 29, 2006; April 29, 2006.

2  These options vest upon achievement of performance criteria agreed to by Mr. Richards, Director of Business Development-Europe, and QSound. To date, none of these options have vested.

3  The options are exercisable for 3 years from vesting, but no later than November 9, 2015.

Outcome of Voting

Approved.

6.

Description of Matter

Approval of extension of the expiry date of options previously granted:

Name	Date of Grant	No. of Options Granted	No. of Options Outstanding	Exercise Price/Market price on Date of Grant	Original Expiry Date	New Expiry Date
David J. Gallagher	July 23, 2001	253,190	235,190	$1.04 U.S.	July 22, 2006	July 22, 2011
Joanna Varvos	July 23, 2001	25,467	25,467	$1.04 U.S.	July 22, 2006	July 22, 2011
Doug Drury	July 23, 2001	5,536	5,536	$1.04 U.S.	July 22, 2006	July 22, 2011

Outcome of Voting

Approved.